AMENDMENT TO SEPARATION AGREEMENT

     This Amendment to Separation Agreement ("Amendment) is made and entered into as of the 18th day of March, 1998, by and among Peter Kiewit Sons', Inc., a Delaware corporation ("PKS"), Level 3 Communications, Inc. (formerly, Kiewit Diversified Group Inc.), a Delaware corporation ("Level 3"), PKS Holdings, Inc., a Delaware corporation ("PKS Holdings") and Kiewit Construction Group Inc., a Delaware corporation ("KCG," and together with PKS, Level 3, and PKS Holdings, collectively the "Parties" or individually a "Party").

     PRELIMINARY STATEMENT. The Parties have previously entered into a Separation Agreement dated as of December 8, 1997 (the "Separation Agreement"), with respect to a series of transactions (collectively, the "Transaction") intended to separate the construction businesses of PKS and the diversified businesses of PKS into two separate and independent companies. The Parties desire to amend the Separation Agreement to provide for the modification of certain cost allocation provisions thereof, in the event of the occurrence of certain specified events.

     NOW, THEREFORE, in consideration of the premises, the Parties hereby agree as follows:

     1. Section 1.01 of the Separation Agreement is hereby amended by adding the following definitions:

"Conversion Event: the issuance of shares of Class D Stock in exchange for all of the outstanding shares of Class R Stock pursuant to the approval by the PKS Board, or any successor, of a "Forced Conversion" ( as defined in the PKS Certificate)."

"Forced Conversion Date: the date of issuance of shares of Class D Stock pursuant to the Conversion Event."

     2. Section 3.06(b) of the Separation Agreement is hereby amended in its entirety to read as follows:

          "(b)     PKS will record the Class R Distribution, and register all persons entitled to the Class R Distribution as holders of Class R Stock, on the books and records maintained by or on behalf of PKS for the registration of ownership of the capital stock of PKS, effective as of the Class R Distribution Record Date. PKS will not issue certificates or other instruments to evidence Class R Stock unless and until the Share Exchange is consummated, and in any event, no sooner than June 30, 1998. If the Share Exchange is consummated, PKS will issue and distribute certificates evidencing the Class R Stock. If the Class R Distribution is consummated, but the Transaction is later abandoned, PKS will exercise its rights to repurchase all of the Class R Stock under
Section IX.M of the Initial Certificate Amendment as promptly as practicable after abandonment of the Transaction."

     3. Section 7.01 of the Separation Agreement is amended in its entirety to read as follows:

     "7.01     General. The Parties have agreed to allocate the financial burden of Covered Expenses 82.5% to the Diversified Group and 17.5% to the Construction Group (the "Expense Sharing Ratio"), whether the Transaction is consummated or abandoned; provided, however, that in the event that the Forced Conversion Date occurs on or before July 15, 1998, the Expense Sharing Ratio shall be modified so that the Construction Group incurs 100% of the Covered Expenses. In such event, the Construction Group will reimburse the Diversified Group for any Covered Expenses paid by the Diversified Group prior to the Forced Conversion Date. All other costs or expenses incurred by any Party in connection with the Transaction will be borne by the Party incurring the cost or expense."

     4. A paragraph shall be added as Section 7.02 (c)of the Separation Agreement and shall read in its entirety as follows:

          "(d)     The Parties acknowledge that in the event the Forced
Conversion Date occurs on or before July 15, 1998, and the Expense Sharing Ratio is modified as provided in Section 7.01 above, any success fees, mark-ups, bonuses, equity participation or amounts in excess of regularly billable hours, payable to the advisors described in (i), (ii), (iii) and (iv) of
Section 7.02(a), shall be incurred solely for the account of the Diversified Group, and shall not be considered to be Covered Expenses.

5. Section 7.04 of the Separation Agreement is amended in its entirety to read as follows:

     "7.04     Covered Expense True-Up.  KDG will prepare and submit to KCG, within 120 calendar days after the date of abandonment of the Transaction or the Exchange Date, as the case may be, a schedule of the Other Covered Expenses, together with such supporting documentation with respect to the Other Covered Expenses as KCG reasonably requests. Within five calendar days after the submission of that schedule, KDG or KCG, as the case may be, will pay KCG or KDG, as the case may be, in cash, an amount sufficient to ensure that the financial burden of the Covered Expenses has been allocated between KCG and KDG in proportion to the Expense Sharing Ratio."

     6. Unless otherwise specified, capitalized terms used herein shall have the meanings specified in the Separation Agreement.

     7. Any other changes or modifications to the Separation Agreement necessary to conform such agreement to this Amendment are hereby deemed to be made. In all other respects, not inconsistent with this Amendment, the terms of the Separation Agreement, not specifically or by necessary implication amended or modified hereby, shall be and remain in full force and effect as modified hereby.

     IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first above written.

                                        PETER KIEWIT SONS', INC.


                                        By: /s/ Walter Scott, Jr.
                                            Walter Scott, Jr., President

                                        LEVEL 3 COMMUNICATIONS, INC.


                                        By: /s/ James Q. Crowe
                                            James Q. Crowe, President

                                        PKS HOLDINGS, INC.


                                        By: /s/ Kenneth E. Stinson
                                            Kenneth E. Stinson, President

                                        KIEWIT CONSTRUCTION GROUP INC.


                                        By: /s/ Kenneth E. Stinson
                                            Kenneth E. Stinson, President